

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 19, 2016

Via E-Mail
Anish Bhatnagar, M.D.
Chief Executive Officer
Capnia, Inc.
1235 Radio Road, Suite 110
Redwood City, CA 94065

> **Re:** **Capnia, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 2, 2016**
> **File No. 333-212487**

Dear Dr. Bhatnagar:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2016 letter.

1. We note your response to prior comment 2; however, if the investor may transfer its obligations to purchase the Series B Preferred Stock, we are unable to agree that the investor is irrevocably bound to purchase those securities. Also, we note that Section 2.3(b)(viii) of the Securities Purchase Agreement appears to permit the investor to make a determination whether the second closing is impracticable or inadvisable. Such a closing condition indicates that the investor is not irrevocably bound to purchase the securities. Please revise your registration statement to register for resale only the common stock underlying the issued and outstanding securities.

Information Incorporated by Reference, page 145

2. Please tell us why you have not incorporated by reference your current report on Form 8-K filed on August 4, 2016.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Elton Satusky, Esq.
       Wilson Sonsini Goodrich & Rosati